Filed Pursuant to
Rule 424(b)(2)
File No. 333-73746

PRICING SUPPLEMENT NO. 24 DATED
FEBRUARY 26, 2003 TO PROSPECTUS
DATED JANUARY 10, 2002

Household Finance Corporation

Medium Term Notes

Due Nine Months or More From Date of Issue

Except as set forth herein, the Medium Term Notes offered hereby (the "Notes") are Floating Rate Notes and have such terms as are described in the accompanying Prospectus dated January 10, 2002.

Aggregate Principal Amount:	$50,000,000
Original Issue Date (Settlement Date):	February 28, 2003
Price to Public:	100%
Stated Maturity Date:	February 28, 2008
Base Rate:	Treasury Rate (the auction rate on Treasury Bills having the Index Maturity specified below)
Index Currency:	U.S. Dollars
Spread:	Plus 115 basis points (1.15%)
Initial Interest Rate:	Determined as set forth herein.
Maximum Interest Rate:	The interest rate on the Notes applicable to each Interest Reset Period, which will be equal to the Base Rate plus the Spread, will be subject to a maximum interest rate of 6.25% per annum
Index Maturity:	Three months
Interest Payment Dates:	Each February 28, May 28, August 28 and November 28 and the Stated Maturity Date, commencing on May 28, 2003
Interest Reset Period:	Quarterly
Calculation Agent:	JPMorgan Chase Bank
Interest Reset Dates:	February 28, 2003 and thereafter, the 28th calendar day of each February, May, August and November
Interest Rate Adjustment:

Beginning (a) on the first day following a Failed Acquisition Date (as defined herein) or (b) on April 1, 2003, if the Acquisition (as defined herein) has not closed by March 31, 2003, the Spread applicable to this Note will increase by 200 basis points (2.00%) from 115 basis points to 315 basis points and the Maximum Interest Rate will increase by 200 basis points (2.00%) from 6.25% to 8.25% per annum. If the Spread and Maximum Interest Rate have been so increased, then, if applicable, on the first day following the completion of the Acquisition, the Spread will decrease to 115 basis points and the Maximum Interest Rate will decrease to 6.25% per annum. A "Failed Acquisition Date" is the date of the earliest public announcement by Household International, Inc. or HSBC Holdings plc that (a) the Acquisition will not occur, (b) either party has failed to receive the necessary shareholder approval for the Acquisition, or (c) either party has failed to receive the necessary regulatory approvals for the Acquisition. "Acquisition" means the acquisition of Household International, Inc. (the parent of the Company) by HSBC Holdings plc pursuant to a definitive agreement and plan of merger dated as of November 14, 2002.

Interest Determination Dates:

The day in the week in which the related Interest Reset Date falls on which day Treasury Bills are normally auctioned. Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that the auction may be held on the preceding Friday; provided, however that if an auction is held on the Friday of the week preceding the Interest Reset Date, the related Interest Determination Date will be the preceding Friday.

Day Count Convention:	Actual/Actual
Survivor's Option:

The Notes include a "Survivor's Option." A Survivor's Option is our agreement with the purchaser of a Note to repurchase that Note, if requested, upon the death of the purchaser. To be eligible for repurchase by exercise of the Survivor's Option, a Note must have been acquired by the deceased owner at least six months prior to exercise.

If the Survivor's Option is exercised, we will, at our option, either repay or purchase any Note in whole or in part, that is properly tendered for repayment by or on behalf of the person that has authority to act on behalf of the deceased owner of the Note, at a price equal to 100% of the principal amount of the beneficial interest of the deceased owner in the Note plus accrued interest to the date of repayment or repurchase.

We will not permit the exercise of the Survivor's Option for an amount less than $1,000, or other than in integral multiples of $1,000.

An otherwise valid election to exercise the Survivor's Option may not be withdrawn. Each election to exercise the Survivor's Option will be accepted in the order received by the Trustee, except for any Note the acceptance of which would contravene the restrictions described above. Notes accepted for repayment pursuant to exercise of the Survivor's Option normally will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. Each Note submitted for repayment that is not accepted in any calendar year due to the application of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such Notes were originally tendered.

Since the Notes are represented by a global note, DTC or its nominee is treated as the holder of the Notes and will be the only entity that can exercise the Survivor's Option for such Notes. To obtain repayment pursuant to exercise of the Survivor's Option for a Note, the deceased holder's authorized representative must provide the following to the broker or other entity through which the beneficial interest in the Note is held by the deceased owner:

  appropriate evidence satisfactory to the Trustee and the Company that (a) the deceased was the owner of a beneficial interest in the Note at the time of death and acquired the Note at least six months prior to the exercise of the Survivor's Option, (b) the death of the beneficial owner has occurred and (c) the representative has authority to act on behalf of the deceased beneficial owner;

  if the beneficial interest in the Note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the Trustee and the Company from the nominee attesting to the deceased's ownership of a beneficial interest in such Note;

  a written request for repayment signed by the representative of the decedent with signature guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

  if applicable, a properly executed assignment or endorsement;

  tax waivers and any other instruments or documents that the Trustee or the Company reasonably requires in order to establish the validity of the ownership of the Notes and the claimant's entitlement to payment; and

  any additional information the Trustee or the Company requires to document ownership or authority to make the election and to cause the redemption of the Notes.

In turn, the broker or other entity will deliver each of these items to the Trustee from the broker or other entity stating that it represents the deceased beneficial owner.

All other questions regarding the eligibility or validity of any exercise of the Survivor's Option will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. If a Note submitted for repayment pursuant to a valid exercise of the Survivor's Option is not accepted, the Trustee will deliver a notice by first-class mail to the deceased beneficial owner's authorized representative, that states the reason the Note has not been accepted for payment.

The death of a person owning a Note in "joint tenancy" or "tenancy by the entirety" will be deemed the death of the owner of the Note, and the entire principal amount of the Note so held will be subject to repayment.

The death of a person owning a Note in "tenancy in common" will be deemed the death of an owner of a Note only with respect to the deceased holder's interest in the Note so held by tenancy in common. However, if a Note is held by husband and wife as tenants in common, the death of either will be deemed the death of the owner of the Note, and the entire principal amount of the Note so held will be subject to repayment.

The death of a person who during his or her lifetime was entitled to substantially all of the beneficial interest of ownership of a Note, will be deemed the death of the holder of the Note for purposes of this provision, if the beneficial interest can be established to the satisfaction of the Trustee and the Company. The beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act, community property or other joint ownership arrangements between a husband and wife and custodial and trust arrangements where one person has substantially all of the beneficial ownership interest in the Note during his or her lifetime.

The broker or other entity will be responsible for disbursing payments received from the Trustee to the representative. See "Description of Medium Term Notes - - Book-Entry Notes" in the accompanying Prospectus.

Redeemable On or After:	The Notes are not redeemable by the Company prior to the Stated Maturity Date
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, as principal
Agent's Discount or Commission:	1.0%
Proceeds to Company:	99.00%
CUSIP Number:	44181KQ98

RISK FACTORS

Your investment in the Notes involves certain risks, not all of which are described in this Pricing Supplement. In the consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in the Notes is suitable for you. The Notes are not an appropriate investment for you if you are unsophisticated with respect to their significant components and interrelationships.

Structure Risks of Notes Indexed to Interest Rates

Because the Notes are indexed to the Treasury Rate, there will be significant risks not associated with a conventional fixed rate debt security. These risks include fluctuation of the interest rates and the possibility that you will receive a lower amount of interest. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, values of certain interest rates have been volatile, and volatility in those and other interest rates may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.

Your Return Will be Limited

You should understand that because the Notes are subject to a Maximum Interest Rate, as defined above, the rate of interest that will accrue on the Notes during any Interest Reset Period will never exceed 6.25% per annum (or 8.25% per annum during an Interest Rate Adjustment period as described above).

RECENT DEVELOPMENTS

Acquisition of Household International

On November 14, 2002, Household International, the parent of HFC, and HSBC, Holdings plc, a public limited company incorporated in England and Wales ("HSBC"), jointly announced that Household International, HSBC and H2 Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of HSBC ("Merger Sub") entered into a definitive agreement and plan of merger (the "Merger Agreement"), dated as of November 14, 2002, pursuant to which HSBC will acquire Household International.

Under the terms of the Merger Agreement, which has been approved by each company's board of directors. Household International will merge with and into Merger Sub (the "Merger"). Following the Merger, Household International will be a wholly-owned indirect subsidiary of HSBC.

Completion of the Merger is subject to certain closing conditions, including approval by shareholders of each of Household International and HSBC, effectiveness of the registration statement under United States securities laws with respect to the securities of HSBC to be issued in the Merger, approval of the listing of such securities on the relevant exchanges, and various regulatory and other approvals in the United States, Canada, the United Kingdom and other relevant jurisdictions.

It is not currently expected that HSBC will guarantee or support the obligations of Household International or HFC.

Agreement with Attorneys General and Related Legal Matters

Household International announced on October 11, 2002 that is and its subsidiaries, including HFC, which are referred to in this subsection as "Household," and reached a preliminary agreement with a multi-state working group of state attorneys general and regulatory agencies to effect a nationwide resolution of alleged violations of federal and state consumer protection, consumer finance and banking laws and regulations relating to real estate secured lending from its retail branch consumer lending operations as operated under the HFC and Beneficial brand names. On December 19, 2002, Household International announced that the agreement had taken effect. Consent decrees have been entered in all 50 states and the District of Columbia. The agreement provides that:

    Household will establish a settlement fund of up to $484,000,000 to be divided among the participating states which is to be used for restitution to consumers;
    Household will provide greater disclosures and alternatives for customers in connection with nonprime mortgage lending originated by its retail branch network;
    Household will amend all branch-originated real estate secured loans to provide that no prepayment penalty is payable later than 24 months after origination;
    Household will pay certain expenses of investigation and administration;
    The settlement will not be permitted to be used as evidence in any legal or administrative proceeding by any person against Household; and
    Household has not admitted any wrongdoing.

Household recorded a charge in the third quarter of 2002 of $525 million (pre-tax) reflecting the costs of this settlement and related matters. Household anticipates that the changes in business practices that will be implemented in connection with this settlement will reduce earnings by approximately $50 million (after-tax) in 2003.

Although the settlement does not cause the immediate dismissal of purported class actions seeking redress for the same claims covered in the settlement, we believe it substantially reduces the risk to Household of any material liability that may result from such actions as every consumer who participates in the settlement must release Household from any liability for such claims. Household intends to seek resolution of these related legal actions provided it is financially prudent to do so. Otherwise, Household intends to vigorously dispute the allegations. Regardless of the actions taken by Household with respect to these matters, we believe that any liability that may result will not be material to Household.